Filed by Bioanalytical Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Bioanalytical Systems, Inc.
Commission File Number: 0-23357

        At a meeting of retail stock and bond brokers in Indianapolis, Indiana, Peter T. Kissinger, President of the Company, indicated that management expected the Company’s fiscal 2002 revenues to be approximately $28 million and estimated fiscal 2003 revenues, including anticipated revenues from pending acquisitions, to be approximately $40 million. Dr. Kissinger also indicated that management expects the Company’s earnings before interest, taxes, depreciation and amortization for fiscal 2002 to be approximately $3.8 million and estimated fiscal 2003 earnings before interest, taxes, depreciation and amortization, including the operations of pending acquisitions, to be approximately $4.0 million.

         This Item contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, risks and uncertainties related to the completion of the pending acquisitions, the development of products and services, changes in technology, industry standards and regulatory standards, and various market and operating risks detailed in the Company's filings with the Securities and Exchange Commission. Actual results for the periods discussed may differ materially due to the operation of these risk factors and other factors beyond the control of the Company.

        Investors are urged to read the important information regarding pending acquisitions which have been disclosed in a registration statement filed by the SEC. Investors can view the registration statement and other documents filed by the Company at the SEC's web site located at http:\\www.sec.gov. Investors can obtain any of the documents incorporated by reference in the registration statement free from the Company or Pharmakinetics Laboratories, Inc., as the case may be.